

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Ian Harvie
Senior Vice President and Chief Financial Officer
C&D Technologies, Inc.
1400 Union Meeting Road
Blue Bell, PA 19422

  Re: C&D Technologies, Inc.
    Registration Statement on Form S-4 filed October 21, 2010
    File No. 333-170056
    Schedule TO filed October 21, 2010
    File No. 005-38840
    Form 8-K filed October 21, 2010
    File No. 001-09389

Dear Mr. Harvie:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

1. We note that you entered into a restructuring support agreement with two note holders holding more than 62% of the aggregate principal amount of the convertible notes, pursuant to which these note holders agreed, among other things, to tender their convertible notes in the exchange offer and to vote to accept the prepackaged plan. Please provide us with your analysis as to whether the execution of these agreements to tender constitutes a sale under the Securities Act. Please refer to Question 139.29 in the Securities Act section of the Division's Compliance and Disclosure Interpretations in your response. Please specifically address how all note holders eligible to participate in

the exchange offer are being offered the same amount and form of consideration. In this regard, we note that the issuer will pay all of the fees and expenses of Angelo Gordon and Bruce & Co. and that these two note holders will have registration rights and access to information about the company that other note holders will not have. In addition, please provide us with an analysis as to how you are complying with Rule 13e-4(f)(8)(ii),which requires that the consideration paid to any security holder for securities tendered in the tender offer is the highest consideration paid to any other security holder for securities tendered in the tender offer.

Fee Table

2.   We note in footnote (1) you state that you are registering the maximum number of shares of common stock that may be issued in connection with the exchange offer, "or, in the alternative, pursuant to the prepackaged plan" for any and all of the convertible notes that are subject to the exchange offer. However, on page 204 you indicate your expectation that shares of common stock that may be issued pursuant to the prepackaged plan of reorganization would be issued without registration in reliance on Section 1145 of the bankruptcy code. Please advise or revise.

Prospectus Cover Page

3.   We note that you have elected to commence the exchange offer early, pursuant to Rule 162 under the Securities Act. Although a preliminary prospectus used to commence an exchange offer early must include the legend required by Item 501(b)(10) of Regulation S-K, the language in the legend must be appropriately tailored and thus may not state that the prospectus is not complete. Please revise. For an example of language that may be used in the "red herring" legend in an early commencement exchange offer, please see Question 2 in Part I.E. of the Third Supplement (July 2001) to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which available on our website at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

4.   We note that you are offering to exchange the outstanding 5.50% Convertible Senior Notes and the 5.25% Convertible Senior Notes for up to 503,078,979 shares of common stock. Please advise us as to whether each of the 5.50% Convertible Senior Notes and the 5.25% Convertible Senior Notes is a separate class of subject security for purposes of Rule 13e-4 and Section 14E and whether you are conducting one tender offer or two separate tender offers. If you are conducting two separate tender offers, please revise to disclose the maximum number of common shares being offered for each subject security, i.e., each class of convertible note.

5.   We note that tendering note holders will receive a pro rata share of up to 95% of the common stock so that note holders will not know the exact number of shares of common stock they will receive. Please advise us as to how you are complying with Item

1004(a)(1)(ii) of Regulation M-A. Please also advise us of the basis upon which the issuer concluded that this offer complies with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b).

6.   We note that you describe the expiration date as the later of November 18, 2010 and ten business days following the effective date of the registration statement. Please revise throughout your document to specify the exact date and time that the exchange offer will expire.

Questions and Answers About the Restructuring, page 3

What is the Support Agreement, page 5

7.   Please revise to state the amount of each of the 2005 and 2006 Notes owned by each of Angelo Gordon and Bruce & Co.

What will I receive in this exchange offer…, page 7

8.   Please disclose the number of shares of common stock that each 2005 and 2006 note holder will receive in the exchange offer as compared to the number of shares of common stock they would otherwise be entitled to receive if the 2005 and 2006 notes were converted into common stock.

Do I have to vote concurrently for the Prepackaged Plan if I participate…, page 9

9.   We note that note holders may tender only a portion of the Notes but they must vote all of their Notes either to accept or reject the prepackaged plan. Please revise, here and in the letter of transmittal and note holder ballots, to address this discrepancy.

What will I receive under the Prepackaged Plan if it is confirmed and consummated, page 11

10.   We note that if shareholder approval is not received, then note holders will receive a pro rata allocation representing 97.5% of the New Common Stock. Please revise to disclose the percentage of common shares that will be issuable under the 2011 Management Incentive Plan.

When is the deadline for submitting Ballots, page 11

11.   Please revise to specify the date of the Voting Deadline. We note that shareholder approval is a condition of the exchange offer. Since all conditions other than governmental approvals must be satisfied or waived before expiration, it would appear that the Voting Deadline would occur before expiration. In this regard, revise to also clarify that those note holders who tender may withdraw their tender at any time before expiration but may not be able to revoke their vote to approve the prepackaged bankruptcy plan after the Voting Deadline.

Can I revoke my vote, page 12

12.   Please describe what the Ballot and Master Ballot are.

Conditions to Completion of the Exchange Offer, page 19

13.   We note the offeror's right to waive conditions. If the offeror decides to waive any material conditions, please note that the offeror must expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the minimum tender condition, the lenders' consent or the shareholder approval condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please confirm your understanding. See Rule 13e-4(e)(3) and Exchange Act Release 34-24296 (April 3, 1987).

Risk Factors, page 25

14.   If applicable, please describe any risks related to fraudulent conveyance or avoidable preferences in connection with any material transactions.

Risks Related to Consummation of the Prepackaged Plan, page 39

The Company's business may be negatively affected if the Company is unable… page 39

15.   Please briefly describe what an executory contract is.

The Bankruptcy Court may disagree with the Company's classification of Claims…, page 41

16.   Please revise the heading of this risk factor to disclose that a Claim or Interest Holder may object to your classification of claims.

Opinion of the Financial Advisor…, page 70

17.   Please revise to disclose all of the information required by Item 4(b) of Form S-4 and corresponding Item 1015(b) of Regulation M-A, including a description of the qualifications of Macquarie Capital and the method of selection, and quantify any compensation received or to be received.

The Exchange Offer, page 90

Conditions to Completion of the Exchange Offer, page 90

18.   Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon the receipt of necessary government approvals, must be asserted or waived before the expiration of the offer.

Noteholders' Advisor and Agents, page 101

19.   Please revise to quantify the payment for the Supporting Noteholders' fees and expenses.

The Prepackaged Plan, page 106

Summary of Classification and Treatment of Claims and Equity Interest…, page 109

20.   Please revise to quantify the estimated allowed amount for each class. If applicable, you may consider including footnote disclosure explaining that estimates may vary depending on the claims actually asserted and any other contingencies to the calculation.

Treatment of Classified Claims, page 114

21.   Please revise to include examples of each claim class. For example, please revise to clarify the treatment of the existing credit facility, the China line of credit and any other material indebtedness or claim.

Solicitation and Voting Procedures, page 119

22.   Please revise to include the note holder ballot and master ballot as an appendix to the Prospectus/Disclosure Statement.

Voting and Revocation Instructions, page 120

23.   Please revise to describe the effect of abstentions and unmarked ballots on the numerosity requirement that the Prepackaged Plan must be accepted by more than one-half of the note holders who actually vote.

Vote Tabulation, page 123

24.   Please describe your instructions for nominee holders regarding transmitting all solicitation documents to beneficial note holders and aggregating completed ballots from beneficial holders in order to ensure that the voting results satisfy the numerosity requirement.

25.   Please describe your procedures for ensuring against duplication in counting votes for calculating the numerosity majority for holders with multiple accounts, and for determining which holders will receive multiple ballots.

Confirmation of the Prepackaged Plan Without Acceptance by All Classes…, page 126

26.   Please revise to disclose your analysis regarding whether the prepackaged plan satisfies the unfair discrimination and fair and equitable test.

27.   Please revise to describe what the company must demonstrate with respect to secured holders and common stockholders.

Settlement, Release, Injunction and Related Provisions, page 132

Discharges of Claims and Termination of Interests, page 132

28.   We note that holders of claims or interests who either do not vote (to accept or reject the plan) or vote to reject the prepackaged plan may elect to withhold their consent to the release of non-debtor third parties from liability. Please provide us with supplemental support as to the validity of the releases under the Bankruptcy Code. It appears that the releases may not be voluntary because security holders are not given an opportunity to vote in favor of the plan and withhold their consent to the release. Please also include risk factor disclosure that the Commission and other parties may object to the confirmation of a prepackaged bankruptcy plan containing this exculpation provision.

Board of Directors from and after the Closing of the Restructuring, age 173

29.   Please revise to identify the continuing director by name. Further, please revise to state whether Angelo Gordon and Bruce & Co. will be recommending the five new directors to the board.

Benefits Provided Upon a Change in Control, page 191

30.   Please revise to clarify whether either the out-of-court or in-court financial restructuring will trigger any change in control or severance payments and if so, please quantify these payments for each individual officer or director.

Material U.S. Federal Income Tax…, page 197

31.   We note that on page 198, you state that the discussion of your material tax consequences "assumes that the Notes are treated as debt instruments." The disclosure should not contain assumptions regarding conclusions of law that underlie the ultimate opinion as to the tax consequences to holders. Please revise your disclosure accordingly.

32. You should unequivocally state the tax consequences, and not simply what the tax consequences "should" be or "generally" will be. By means of nonexclusive example, we note your disclosure that "if" the notes are treated as securities, the exchange "should" qualify as a tax-free recapitalization, and if the notes are not treated as securities, then the tax consequences "generally should be" that gain or loss "should" be recognized. If you cannot state what the tax consequences are:

- disclose the reasons for and degree of uncertainty;

- describe the potential tax consequences if your expectations prove to be incorrect; and

- include appropriate risk factor disclosure.

Securities Law Matters, page 204

33. We note that you propose the issuance of warrants to common stockholders under the prepackaged plan in the event that your common stockholders do not approve the increase in authorized shares and the exchange offer. Please tell us how you plan to comply with the registration requirements of the Securities Act with respect to the issuance of these warrants. Similarly, in the event you are unable to rely on section 1145 of the Bankruptcy Code with respect to the issuances of securities contemplated in the prepackaged plan, provide us with your analysis demonstrating that the exemption pursuant to section 4(2) of the Securities Act would be available, as you indicate on page 205.

Exhibits

34. Given the materiality of the tax consequences, please file a tax opinion. Refer to Item 601(b)(8) of Regulation S-K. We may have further comments on your disclosure after reviewing the tax opinion.

Schedule TO filed October 21, 2010

35. Please tell us what consideration was given to including Angelo, Gordon & Co. and Bruce & Co. as bidders in the exchange offer. We note that these entities played a significant role in structuring and negotiating the exchange offer, will hold a significant percentage of the outstanding common stock after the exchange offer and will have the power to designate a majority of the board after the exchange offer. In addition to these entities, other persons who or entities which control them may also need to be included as bidders in the offer. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. To the extent you determine not to add additional

bidders, please provide your analysis in your response letter. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO-T as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Form 8-K filed October 21, 2010

Exhibit 99.1

36.   Please ensure that written communications in connection with or relating to the exchange offer are filed under Rule 425.

37.   Please note that the safe harbor for forward-looking statements found in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Therefore, please delete the reference to forward-looking statements "within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act" and do not refer to the safe harbor provisions in any future press releases or other communications relating to the exchange offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Ettore A. Santucci, Esq.
                 Goodwin Procter LLP